Exhibit 8

List of Principal Subsidiaries

Name of company	Trading name (if applicable)	Country of registration (or incorporation) and operation	Holding	Proportion of voting rights and shares held	Nature of business
Bracklands Ltd*	N/a	England and Wales	Ordinary shares	100%	Property Co

Clark Retail Ltd*	TM Retail	Scotland	Ordinary shares	100%	Retailing

Dillons Stores Ltd*	TM Retail	England and Wales	Ordinary shares	100%	Retailing

Forbuoys Ltd	TM Retail	England and Wales	Ordinary shares	100%	Retailing

Martin Retail Group Ltd*	TM Retail	Scotland	Ordinary shares	100%	Retailing

TM Vending Ltd	N/a	England and Wales	Ordinary shares	100%	Corporate Activities

Tog Ltd*	N/a	England and Wales	Ordinary shares	100%	Intermediate Holding Co

*	100% held by a subsidiary undertaking